

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

Mail Stop 3561

January 30, 2009

Mr. Gary Herman, Chief Executive Officer
Digital Creative Development Corporation
720 Fifth Avenue, 10th Floor
New York, New York 10019

  Re: **Digital Creative Development Corporation**
     Form 10-KSB for the Fiscal Year Ended June 30, 2008
     Filed October 14, 2008
     File No. 0-22315

     Form 10-Q for the Quarterly Period Ended September 30, 2008
     Filed November 19, 2008
     File No. 0-22315

Dear Mr. Herman:

   We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to the comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the comment in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of your response, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended June 30, 2008

Cover Page

1. Please include the full cover page required by Form 10-KSB. This would include
    checking the box to indicate that the registrant is a shell company.

Item 1. Description of business, page 3

2. We note the discussion on page five of the status of the company under the
    Investment Company Act of 1940, and the statement that, "If the SEC takes the
    view that the Company has been operating and continues to operate as an
    unregistered investment company in violation of the [Investment Company Act of
    1940, as amended], and does not provide the Company with a sufficient period to
    either register as an investment company or divest itself of investment securities
    and/or acquire non-investment securities, the Company may be subject to
    significant potential penalties."

    Section 3(a)(1) of the Investment Company Act, in pertinent part, defines
    "investment company" to mean any issuer that –

    (A) is …engaged primarily, or proposes to engage primarily, … in the
        business of investing … in securities; … ; [or]

    (B) is engaged or proposes to engage in the business of investing, …, owning,
        [or] holding … securities, and owns or proposes to acquire investment
        securities having a value exceeding 40 per centum of the value of such
        issuer's total assets (exclusive of Government securities and cash items)
        on an unconsolidated basis.

    "Investment securities" are broadly defined in Section 3(a)(2) to include all
    securities not expressly excluded therein.

    It appears that the company comes within one or more of the provisions of
    Section 3(a)(1) and that it has not previously sought an order under section
    3(b)(2) of the Investment Company Act declaring the company to be primarily
    engaged in another business. Please provide a legal analysis of why the company
    is not required to register as an investment company under the Investment
    Company Act.

Item 8A - Controls and Procedures

Disclosure Controls and Procedures, page 11

3. We note your disclosure stating that you performed an evaluation of the
    effectiveness of your disclosure controls and procedures "within 90 days of the
    filing date of this quarterly report." Please revise to state, if true, that your
    evaluation was performed as of the end of the period covered by your annual
    report. Refer to Item 307 of Regulation S-B.

Changes in Internal Control Over Financial Reporting, page 11

4. We note that you have disclosed that there were no significant changes to internal
    control over financial reporting "during the period covered by this quarterly
    report." As this filing is an annual report, please revise to disclose whether there
    were changes to internal control over financial reporting which occurred during
    your last fiscal quarter (the fourth fiscal quarter in the case of an annual report).
    Refer to Item 308T(b) of Regulation S-B.

Management's Report on Internal Control Over Financial Reporting, page 11

5. Please revise to provide a statement in substantially the following form: "This
    annual report does not include an attestation report of the company's registered
    public accounting firm regarding internal control over financial reporting.
    Management's report was not subject to attestation by the company's registered
    public accounting firm pursuant to temporary rules of the Securities and
    Exchange Commission that permit the company to provide only management's
    report in this annual report." Refer to Item 308T(a)(4) of Regulation S-B.

Part III, page 11

Item 10. Executive Compensation, page 12

6. In future filings, please provide the summary compensation table in the format
    required by Item 402(n) of Regulation S-K. Also, in future filings, please include
    the outstanding equity awards at fiscal year end table as required by Item 407(p)
    of Regulation S-K.

Item 12. Certain Relationships and Related Transactions, page 14

7. Reconcile the statement that there are no related party transactions with note 5 to the financial statements, which discusses notes payable – related parties.

Signatures, page 26

8. Please include the signature of your controller or principal accounting officer as required by Form 10-KSB. See Instruction C(2) to Form 10-KSB. If your Controller or Principal Accounting Officer has signed the Form 10-KSB, but the signature page does not indicate that the person signing occupies that position, then please confirm that your Controller or Principal Accounting Officer has signed the form and that in future filings you will indicate each capacity in which the officers are signing the report. See Instruction C(2) to Form 10-KSB.

Exhibits 31.1 and 31.2 – Section 302 Certifications

9. We note that your Section 302 certifications do not comply with the language required by Item 601(31) of Regulation S-K in the following respects:

- The head note to paragraph 4 does not include a reference to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)).

- The language required by paragraph 4(b) of Item 601(31) of Regulation S-B was not included.

Please revise to address each of the matters noted above.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 3 – Investments in Marketable Securities and Nonmarketable Securities, F-8

10. We note that you have recorded unrealized losses related to the securities classified as available-for-sale under SFAS No. 115. Please provide an analysis of the factors you considered when determining whether the impairment of these securities was not other-than-temporary.

Form 10-Q for Fiscal Quarter Ended September 30, 2008

Item 4 Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 6

11. We note your disclosure stating that you performed an evaluation of the effectiveness of your disclosure controls and procedures within 90 days of the filing of this quarterly report. Please revise to state, if true, that your evaluation was performed as of the end of the period covered by your quarterly report. Refer to Item 307 of Regulation S-K.

12. In connection with the comments issued herein regarding your quarterly report, please tell us how the deficiencies in your filing impacted your conclusion regarding the disclosure controls and procedures as of September 30, 2008. Your response should include a detailed discussion of the factors considered in reaching your conclusion. If you conclude that disclosure controls and procedures were not effective, please revise and disclose the remediation plans that have been or will be enacted.

Exhibit 31 – Section 302 Certifications

13. We note that your Section 302 certifications do not comply with the language required by Item 601(31) of Regulation S-K in the following respects:

- The head note to paragraph 4 does not include a reference to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)).

- The language required by paragraph 4(b) of Item 601(31) of Regulation S-K was not included.

- Conformed signatures at the end of each certification were not provided.

    Please revise to address each of the matters noted above.

Exhibit 32   Section 906 Certifications

14. Please revise the head note of your Section 906 certifications to make reference to your quarterly report on Form 10-Q, rather than your quarterly report on Form 10-QSB.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Any questions regarding the accounting comment may be directed to Ethan Horowitz at (202) 551-3311. Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326 or to Pam Howell at (202) 552-3357, who supervised the preparation of your filing.

Sincerely,

John Reynolds
Assistant Director